

Tesco PLC

The Notice of Annual General Meeting was posted to shareholders on Friday 13 May 2005. This circular contains details of the offer of a scrip dividend alternative in respect of the 2005 final dividend available to shareholders who were on the register on the record date of 22 April 2005.

Copies of the Company's Notice of Annual General Meeting, together with the 2005 Annual Report and 2005 Annual Review have been submitted to the UK Listing Authority and will shortly be available for inspection at its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone number 020 7066 1000

These documents can also be viewed on the Company's website at www.tesco.com/corporate

Enquiries:

M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222